

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 9, 2009

Mr. James Dorst
Chief Financial Officer
Spectrascience, Inc.
11568 Sorrento Valley Rd., Suite 11
San Diego, CA 92121

> **Re: Spectrascience, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 0-13092**

Dear Mr. Dorst:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief